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Renee Laws
617-235-4975
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renee.laws@ropesgray.com

December 29, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Ms. Mary Cole

Re:    GMO Trust (File Nos. 002-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On December 13, 2011, Mary Cole (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Renee Laws and Sarah Clinton of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 152 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 191 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 152/191”) relating to GMO Benchmark-Free Allocation Fund (the “Fund”).

Certain comments regarding Amendment No. 152/191 were addressed to the Staff Reviewer’s satisfaction during our conversation on December 13, 2011. The Staff Reviewer requested that the Registrant respond to the remaining comments supplementally via EDGAR correspondence when the Registrant filed Amendment No. 152/191. Accordingly, responses to the Staff Reviewer’s comments on Amendment No. 152/191 are set forth below.

Prospectus

Cover Page

1. Please consider removing extraneous information from the cover page, including (i) the statement “Information about other funds offered by GMO Trust is contained in separate prospectuses,” and (ii) the name of the Fund’s investment adviser.

Securities and Exchange Commission	December 29, 2011

Response: The Registrant has removed the statement “Information about other funds offered by GMO Trust is contained in separate prospectuses” from the cover page. The Registrant believes, however, that identification of the Fund’s investment adviser on the cover page is useful to shareholders, and it is consistent with Form N-1A because it does not obscure or impede understanding of the information that is required to be included on the cover page.1

Fund Summary

Investment Objective

2. Please move the second sentence of the “Investment objective” section of the Fund Summary to the “Principal investment strategies” section.

Response: The requested change has been made.

Fees and Expenses

3. Please consider simplifying the footnotes to the Fund’s “Annual Fund operating expenses” table. In footnote 2, if the Fund’s investment adviser will reimburse the Fund for all operating expenses not identified as an excluded expense, please disclose all exclusions to such reimbursement in the footnote.

Response: The Registrant has simplified the disclosure in the footnotes to the “Annual Fund operating expenses” table. The Registrant believes that the revised footnotes will be easier for shareholders to understand. In footnote 2, the Registrant has clarified that the Fund bears the operating expenses and the Fund’s investment adviser will reimburse the Fund only for certain limited expenses.

Principal Investment Strategies

4. Please remove the internal cross-reference from the first paragraph under “Principal investment strategies” in the Fund Summary.

Response: The requested change has been made.

Principal Risks of Investing in the Fund

5. Given that “Smaller Company Risk,” “Real Estate Risk,” “Derivatives Risk,” and “Short Sales Risk” are listed as principal risks of investing in the Fund, please consider whether the Fund’s

[1]

See Instruction to Item 1(a) of Form N-1A, which states “A Fund may include on the front cover page … any additional information, subject to the requirement set out in General Instruction C.3(b).” General Instruction C.3(b), as it applies to the cover page, provides that a Fund may include information that is not otherwise required, “so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

Securities and Exchange Commission	December 29, 2011

investment strategy section should be revised to explicitly address the Fund’s investments in these types of instruments.

Response: The requested changes have been made. The Registrant has clarified in its principal investment strategies disclosure that (i) it is not restricted in its exposure to securities issued by companies of any particular market capitalization; (ii) at times it may be substantially invested in underlying funds that primarily invest in a single asset class (e.g., GMO Real Estate Fund); and (iii) it may have indirect exposure to derivatives and short sales through its investment in underlying funds.

Additional Information About the Fund

6. In light of the description of “Acquired fund fees and expenses” in the “Additional Information About the Fund’s Investment Strategies, Risks, and Expenses – Fee and Expense Information” section of the Prospectus, please confirm supplementally whether “Acquired fund fees and expenses” include expenses associated with investments in the securities of unaffiliated issuers that are pooled investment vehicles but do not hold themselves out to be investment companies.

Response: Expenses associated with investments in the securities of unaffiliated issuers are included in “Acquired fund fees and expenses” if they hold themselves out to be investment companies. Expenses associated with investments in the securities of unaffiliated issuers that do not hold themselves out to be investment companies are not included in “Acquired fund fees and expenses” in the “Annual Fund operating expenses” table.

Very truly yours,

/s/ Renee Laws

Renee Laws

cc: Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq., Ropes & Gray LLP